13012914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65554

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIXED INCOME CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 W FRONT ST
(No. and Street)

WHEATON	IL	60187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL V HOURIET III (630) 315-3050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
14 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **PAUL V HOURIET III**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FIXED INCOME CAPITAL PARTNERS LLC**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul V. Houriet III

Signature

Executive Vice President and CFO

Title

Nancy J. Simenson

Notary Public February 11, 2013

OFFICIAL SEAL NOTARY PUBLIC STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fixed Income Capital Partners LLC

Financial Report
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities and Exchange Act of 1934.

Contents

Independent Auditor's Report

To the Members
Fixed Income Capital Partners LLC
Wheaton, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Fixed Income Capital Partners LLC (the Company) as of December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fixed Income Capital Partners LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 8, 2013

Fixed Income Capital Partners LLC

Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	53,301
Receivable from and deposit with clearing broker		1,551,204
Securities owned, at fair value		5,000,977
Furniture and equipment, less accumulated depreciation of $454,380		203,471
Principal and interest receivable		2,106
Other assets		2,533
Total assets	$	6,813,592
Liabilities and Members' Equity		
Liabilities		
Compensation payable	$	82,194
Accounts payable and accrued expenses		69,179
Total liabilities		151,373
Members' Equity		6,662,219
Total liabilities and members' equity	$	6,813,592

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Fixed Income Capital Partners LLC (the Company) buys and sells fixed income securities on a principal basis for institutional customers located throughout the United States, and clears all transactions through a clearing broker on a fully disclosed basis. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as an Illinois limited liability company in August 2002, and commenced operations in February 2003.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Valuation of investments: All investments are recorded at fair value, as described in Note 3.

Securities transactions and income recognition: Securities transactions and the related revenue and expenses, and revenue from principal transactions are recorded on a trade-date basis. Securities owned, or securities sold not yet purchased, are stated at fair value with the related changes in unrealized appreciation or depreciation reflected in principal transactions, net.

Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture and equipment: Furniture and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income taxes: The Company is a limited liability company and is treated as a Partnership under the provisions of the Internal Revenue Code. No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2012. The Company is generally not subject to examination by United States federal and state tax authorities for the tax years before 2009.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 2. Receivable from and Deposit with Clearing Broker

At December 31, 2012, the Company has cash deposits and net amounts due from unsettled trades with the clearing broker of $1,551,204, of which $100,000 is required to be maintained in accordance with the Company's Clearing Broker Agreement. Amounts receivable from the clearing broker may serve to collateralize amounts due and may serve to satisfy margin requirements.

Note 3. Fair Value of Financial Instruments

As described in Note 1, the Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques, consistent with the market, to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2 and 3 during the year.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Note 3. Fair Value of Financial Instruments (Continued)

The Company's investment in the money market fund is valued using quoted market prices and is classified within Level 1. The Company's investment in the U.S. Treasury Notes is valued using market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data and is classified within Level 1 of the fair value hierarchy. The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2012, using the fair value hierarchy:

	Fair Value Measurements on a Recurring Basis as of December 31, 2012			
Description	(Level 1)	(Level 2)	(Level 3)	Total
Assets:				
Cash equivalent				
Money market fund	$ 33,316	$ -	$ -	$ 33,316
Securities owned:				
U.S. Treasury Notes	5,000,977	-	-	5,000,977
	$ 5,034,293	$ -	$ -	$ 5,034,293

Note 4. Profit Sharing Plan

The Company has a profit sharing plan that covers all employees. Under the provisions of the plan, the Company may elect to make discretionary contributions to the plan.

Note 5. Commitments and Contingencies

The Company leases office space from an entity affiliated through common ownership under an operating lease agreement that expires March 31, 2016. Future annual minimum lease payments under the operating lease, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

	Minimum Lease Payments
Year Ending December 31:	
2013	$ 116,453
2014	116,453
2015	116,453
2016	29,113
	$ 378,472

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 7. Market and Credit Risk

The Company buys and sells fixed income securities on a principal basis for institutional customers and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate. Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers and counterparties in meeting contracted obligations. Any potential contingent liability under the clearing agreement cannot be estimated. The Company has not recorded any contingent liability associated with the guarantee of customers' or counterparties' performance in the financial statements and management believes that any potential requirement to make payments under this guarantee is remote.

In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to revenue receivable on securities transactions and deposits. Amounts due from and securities on deposit with the clearing broker collateralizes short positions and amounts due, if any. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of these counterparties.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2012, the Company had net capital of $6,380,535, which was $6,280,535 in excess of its required capital of $100,000. The Company's net capital ratio was 0.024 to 1.